SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN

AÇO & AÇÕES 2007

Stock & Steel

CSN

STOCK & STEEL 2007

2Q07 Results Presentation

São Paulo, August 16, 2007

     Certain of the statements contained herein are forward -looking statements based on based on Management’s current estimates regarding future performance that may result in material differences regarding future results, performance and events. In fact, actual results, performances or events may differ materially from those expressed or implied by the forward -looking statements, as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, future rescheduling or prepayment of debt denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

•	The Brazilian flat steel market did exceptionally well in the 2Q07, with sales volume moving up 13.9% over the previous quarter and 15.6% year-on-year. Growth in the construction, automotive, capital goods, semi-finished and home appliance/OEM sectors was particularly marked.

•	The main developments in the period for in the international steel market were:

	-	A reduction in US steel demand, due to the less aggressive performance of the automotive, home appliance/OEM and, especially, construction industries;

	-	Thanks to the increase in imports from China, European inventories have moved up and this trajectory is expected to continue;

	-	In Asia, the imposition of export taxes on hot-rolled products by the Chinese government, following on from the introduction of the export licensing regime, which led to a slight price decrease in prices.

•	USA – Inventories in the service centers, currently at relatively low levels, are expected to be restored.

•	EUROPE - Following the rapid hikes at the beginning of 2007, prices are expected to remain stable in most European countries in the short term, with a probable recovery in the final quarter.

•	ASIA – Prices may recover in the 3Q07, providing exports to Europe (the main destination for Chinese steel products) pick up. Asian demand as a whole should remain firm in the next three months, especially in the automotive and construction sectors.

•	BRAZIL - Flat steel demand is expected to remain heated, due to the gradual reduction in local interest rates coupled with the stable currency, both of which associated with growth incentives generated by the “growth incentive” program (PAC), and in line with previous forecasts.

•	Net Income of R$ 1.7 billion in the first half of 2007, 129% more than in the 1H06 and a new Company record. Net Income in the 2Q07 totaled R$ 952 million, 25% higher than the 1Q07 and 133% up year-on-year;

•	Net Revenue of R$ 2.97 billion in the 2Q07, also a new quarterly record ;

•	After the resumption Steelworks , of full production capacity in the Presidente Vargas crude steel output moved up from, 2Q07 0.4 million tonnes in the 2Q06 to 1.3 million tonnes in the a massive increase of 240%. Rolled-steel production came to 1.3 million tonnes in the 2Q07, 60% up on the 2Q06 and 11% more than in the previous quarter;

•	After the resumption Steelworks , of full production capacity in the Presidente Vargas crude steel output moved up from, 2Q07 0.4 million tonnes in the 2Q06 to 1.3 million tonnes in the a massive increase of 240%. Rolled-steel production came to 1.3 million tonnes in the 2Q07, 60% up on the 2Q06 and 11% more than in the previous quarter;

•	CSN’s average slab production cost in 2007, despite the 11% appreciation of the Real in the last 12 months, remained at around US$ 260/t, once again positioning CSN as one of the most competitive and profitable producers in the global steel industry;

•	EBITDA of R$ 1.28 billion in the 2Q07, 26% above the 1Q07figure , accompanied by an increase in EBITDA margin to 43%. In June 2007, the parent company recorded an EBITDA margin of 52.5% one of the highest in its history.

• Reserves (proven + probable) of 1.6 billion tonnes, audited by GOLDER ASSOCIATES (international consulting firm).

• Mineral resources of ~ 8.4 billion tonnes.

• Project of no difficult implementation, as recognized internationally; of low CAPEX and OPEX, high quality products and great interest from potential clients.

• Project Implementation Stages:

• Mine – four-stage capacity expansion at CdP mine: 21, 40, 45 and 65 Mt/a; Efeitos do Lucro Cessante

• Railway – adequation of MRS (through its own CAPEX) to supply CSN and subsidiaries [with higher volumes];

• Port – four-stage adaptation of the coal terminal to iron ore exports: 8, 30, 45 and 70 Mt/a; and …

• Pellet plant – construction of a 6 Mt/a pellet plant, with most of its output will be absorbed by CSN itself.

• In July, 2007, NAMISA acquired Companhia de Fomento Mineral (CFM), located in the state of Minas Gerais, and has installations close to the Casa de Pedra Mine;

• The acquisition is worth up to US$440 million and funds to acquire CFM were obtained through financing from third parties;

• CFM sold approximately 3.6 million tonnes of iron ore in 2006. In 1H07 already sold approximately 2.7 million tonnes;

• 2007 sales program: approximately 5 million tonnes;

• Iron ore already shipped in 2007 : about 1.5 million tonnes;

• Goals: 11.5 million tonnes in 2008 and 14 million tonnes/year as of 2009.

     Visit our website:
www.csn.com.br/ir

Investor Relations:
(11) 3049-7591
invrel@csn. com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.